Exhibit 99.1

For Immediate Release

Norsat Announces Ramp in Orders for Positive Train Control (PTC) Market

Company expects a significant increase in PTC revenue in 2015 compared to 2014

Vancouver, British Columbia – June 2, 2015 -- Norsat International Inc. (“Norsat”) (TSX: NII and NYSE MKT: NSAT), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced the company has recently received orders in excess of $800,000 for its mobile, wayside and base station antennas for exclusive use in positive train control (PTC) applications. This latest order is a positive sign in the railroad sector as it brings total 2015 year to date commitments from customers to purchase approximately $1.3 million worth of Norsat’s ruggedized communication antennas, including base station, locomotive and waystation antennas, in the continuation of the rollout of the government-mandated PTC initiative. As previously disclosed, these new orders follow a lull in 2014 orders as the rail carriers and U.S. government worked through a series of regulatory and financial hurdles further implementing the PTC program.

PTC is a system of functional requirements for monitoring and controlling train movements as an attempt to provide increased safety, including highly advanced technologies designed to automatically stop or slow a train before certain types of accidents occur. Specifically, PTC, as mandated by Congress in the Rail Safety Improvement Act of 2008 (RSIA), must be designed to prevent train-to-train collisions; derailments caused by excessive speed; unauthorized incursions by trains onto sections of track where maintenance activities are taking place; and movement of a train through a track switch left in the wrong position.

Dr. Amiee Chan, chief executive officer of Norsat, commented, “Norsat has taken a leadership position within the PTC market by way of the highly ruggedized and technical features of our antenna and accompanying station applications. Due to the various regulatory and financial hurdles to implement the PTC program, we had seen an absence of any significant orders throughout much of 2014. However, with the ramp up of orders placed by key suppliers to the program recently and our expected order flow for our antenna as well as base and waystation technology, we are expecting PTC revenues of approximately $2 to $3 million in 2015 and likely each year beyond driven by the continued implementation of the class I railroads, and the expanded deployment of PTC with urban and class II rails over the next decade. We are excited to see 2015 progressing with good order flow from a market in which we expect to be a leader for years to come.”

About Norsat International Inc.
Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements
The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)
norsat@lythampartners.com